KELSO TECHNOLOGIES INC.

Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013
(Expressed in US Dollars)

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF KELSO TECHNOLOGIES INC.

We have audited the accompanying consolidated financial statements of Kelso Technologies Inc., which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, and the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2014 and 2013, four months ended December 31, 2012 and year ended August 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Kelso Technologies Inc. as at December 31, 2014 and 2013, and its financial performance and its cash flows for the years ended December 31, 2014 and 2013, four months ended December 31, 2012 and year ended August 31, 2012, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Chartered Accountants

Vancouver, Canada
March 23, 2015

Kelso Technologies Inc.
Consolidated Statements of Financial Position
December 31,
(Expressed in US Dollars)

	2014	2013

Assets
Current
Cash and cash equivalents	$9,895,463	$4,462,531
Accounts receivable	2,850,180	1,259,340
Prepaid expenses	58,432	71,696
Inventory (Note 6)	4,161,506	2,139,750

Total Current Assets	16,965,581	7,933,317
Intangible assets (Note 8)	320,899	175,871
Property, plant and equipment (Note 7)	3,396,922	329,249
Deposit	12,780	12,780
Deferred income tax asset (Note 12)	-	832,171

Total Assets	$20,696,182	$9,283,388

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	$3,122,256	$486,147
Income tax payable	975,000	-

Total Liabilities	4,097,256	486,147

Shareholders’ Equity
Capital Stock (Note 9)
Common shares (Note 9 (a))	22,141,417	18,086,144
Subscriptions received (Note 9 (a))	-	16,816
Reserves (Note 9 (b))	2,375,598	2,201,701
Deficit	(7,918,089)	(11,507,420)

Total Shareholders’ Equity	16,598,926	8,797,241

Total Liabilities and Shareholders’ Equity	$20,696,182	$9,283,388

Approved on behalf of the Board:

“Peter Hughes” (signed)
Peter Hughes, Director

“William Troy” (signed”)
William Troy, Director

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

	Capital Stock
	Number		Share
	of shares	Amount	subscriptions	Reserves	Deficit	Total

Balance, August 31, 2011	33,006,283	$13,639,786	$919	$1,347,740	$(12,698,217)	$2,290,228
Exercise of warrants	3,553,300	818,341	(919)	-	-	817,422
Exercise of options	100,000	36,967	-	(13,349)	-	23,618
Share-based payments	-	-	-	71,132	-	71,132
Loss for the year	-	-	-	-	(1,276,827)	(1,276,827)
Balance, August 31, 2012	36,659,583	14,495,094	-	1,405,523	(13,975,044)	1,925,573
Exercise of warrants	1,336,000	472,791	-	-	-	472,791
Private placement for cash	1,995,000	1,197,000	-	-	-	1,197,000
Share issue costs	-	(91,414)	-	-	-	(91,414)
Subscriptions received	-	-	353,846	-	-	353,846
Share-based expense	-	-	-	167,656	-	167,656
Net income for the period	-	-	-	-	10,988	10,988
Balance, December 31, 2012	39,990,583	16,073,471	353,846	1,573,179	(13,964,056)	4,036,440
Exercise of warrants	2,424,814	1,746,846	(353,846)	-	-	1,393,000
Exercise of options	604,929	265,827	-	(115,234)	-	150,593
Subscriptions received	-	-	16,816	-	-	16,816
Share-based expense	-	-	-	743,756	-	743,756
Net income for the year	-	-	-	-	2,456,636	2,456,636
Balance, December 31, 2013	43,020,326	18,086,144	16,816	2,201,701	(11,507,420)	8,797,241
Exercise of warrants	1,431,426	3,340,433	-	-	-	3,340,433
Exercise of options	795,000	714,840	-	(243,504)	-	471,336
Subscriptions received	-	-	(16,816)	-	-	(16,816)
Share-based expense	-	-	-	417,401	-	417,401
Dividends paid	-	-	-	-	(436,450)	(436,450)
Net income for the year	-	-	-	-	4,025,781	4,025,781
Balance, December 31, 2014	45,246,752	$22,141,417	$-	$2,375,598	$(7,918,089)	$16,598,926

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in US Dollars)

			Four months
	Year ended	Year ended	ended	Year ended
	December 31,	December 31,	December 31,	August 31,
	2014	2013	2012	2012

Revenues	$23,816,809	$13,131,387	$2,830,778	$2,233,807
Cost of Goods Sold (Notes 6,7 and 8)	12,892,484	7,826,180	1,937,607	1,673,434

Gross Profit	10,924,325	5,305,207	893,171	560,373

Expenses
Management compensation (Note 10)	1,243,763	809,392	146,727	392,490
Office and administration	1,097,092	635,412	231,360	505,113
Marketing	571,990	371,687	114,845	197,066
Research	440,600	253,308	36,802	155,073
Share-based expense (Note 9 (b))	417,401	743,756	167,656	71,132
Consulting and investor relations	409,271	339,552	74,083	212,601
Unrealized foreign exchange loss	389,801	76,982	2,282	75,587
Travel	290,400	223,019	41,006	100,163
Accounting and legal	225,481	167,929	66,414	97,708
Gain on settlement of debt	-	-	-	(14,764)
Amortization	3,024	3,025	1,008	45,031

	5,088,823	3,624,062	882,183	1,837,200

Income Before the Following	5,835,502	1,681,145	10,988	(1,276,827)
Interest income	39,595	-	-	-
Write-off of property, plant and equipment	-	(56,680)	-	-
Income Before Taxes	5,875,097	1,624,465	10,988	(1,276,827)
Income tax expense (recovery)
Current	1,017,145	-	-	-
Deferred	832,171	(832,171)	-	-
	1,849,316	(832,171)	-	-

Net Income (Loss) and Comprehensive Income (Loss) for the Period	$4,025,781	$2,456,636	$10,988	$(1,276,827)

Basic Earnings (Loss) Per Share (Note 14)	$0.09	$0.06	$0.00	$(0.04)
Diluted Earnings (Loss) Per Share (Note 14)	$0.09	$0.06	$0.00	$(0.04)

Weighted Average Number of Common Shares Outstanding
Basic (Note 14)	44,096,866	41,712,969	38,562,337	34,379,896
Diluted (Note 14)	45,864,879	44,641,647	38,562,337	34,379,896

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Cash Flows
(Expressed in US Dollars)

			Four months
	Year ended	Year ended	ended	Year ended
	December 31,	December 31,	December 31,	August 31,
	2014	2013	2012	2012
Operating Activities
Net income (loss)	$4,025,781	$2,456,636	$10,988	$(1,276,827)
Items not involving cash
Deferred income tax (recovery)	832,171	(832,171)	-	-
Amortization	161,408	71,731	15,515	45,031
Write-off of property, plant and equipment	-	56,680	-	-
Gain on settlement of debt	-	-	-	(14,764)
Share-based expense	417,401	743,756	167,656	71,132
Foreign exchange loss (gain)	(512,717)	(138,316)	4,414	960
	4,924,044	2,358,316	198,573	(1,174,468)
Changes in non-cash working capital
Accounts receivable	(1,590,840)	(203,562)	(151,675)	(473,990)
Prepaid expenses and deposit	13,264	28,337	(10,648)	(40,770)
Inventory	(2,011,738)	(946,195)	7,998	(945,294)
Accounts payable and accrued liabilities	2,636,109	203,105	(480,731)	509,600
Income tax payable	975,000	-	-	-
	21,795	(918,315)	(635,056)	(950,454)
Cash Provided by (Used in) Operating Activities	4,945,839	1,440,001	(436,483)	(2,124,922)
Investing Activities
Intangible assets	(180,552)	-	(65,000)	(36,680)
Property, plant and equipment	(3,203,575)	(97,248)	(7,855)	(133,830)
Cash Used in Investing Activities	(3,384,127)	(97,248)	(72,855)	(170,510)
Financing Activities
Issue of and subscription for common shares, net of share issue costs	3,794,953	1,543,593	1,578,377	841,040
Subscriptions received	-	16,816	353,846	-
Dividend paid	(436,450)	-	-	-
Cash Provided by Financing Activities	3,358,503	1,560,409	1,932,223	841,040

Foreign Exchange Effect on Cash	512,717	138,316	(4,414)	(960)
Inflow (Outflow) of Cash and Cash Equivalents	5,432,932	3,041,478	1,418,471	(1,455,352)
Cash and Cash Equivalents, Beginning of Period	4,462,531	1,421,053	2,582	1,457,934
Cash and Cash Equivalents, End of Period	$9,895,463	$4,462,531	$1,421,053	$2,582

Supplemental Cash Flow Information (Note 13)
See notes to consolidated financial statements

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

1.	NATURE OF OPERATIONS

Kelso Technologies Inc. (the “Company”) designs, engineers, markets, produces and distributes various proprietary pressure relief valves and manway securement systems designed to reduce the risk of environmental harm due to non-accidental events in the transportation of hazardous commodities via railroad tank cars. The Company trades on the Toronto Stock Exchange (“TSX”) under the symbol “KLS”, and the NYSE (“NYSE”) under the trading symbol “KIQ”. The Company listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE Markets Exchange on October 14, 2014. The Company’s head office is located at 7773 118A Street, Delta, British Columbia, V4C 6V1.

Effective December 31, 2012, the Company changed its fiscal year-end to December 31.

2.	BASIS OF PREPARATION

	(a)	Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared under the historical cost basis, except for financial instruments classified as available-for-sale (“AFS”) and fair value through profit or loss (“FVTPL”). These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

	(b)	Basis of presentation and consolidation

The consolidated financial statements include the accounts of the Company and its integrated wholly-owned subsidiaries, Kelso Technologies (USA) Inc. and Kelso Innovative Solutions Inc.; both are Nevada, USA, corporations. Intercompany transactions and balances have been eliminated.

	(c)	Functional and presentation currency

The functional and presentation currency of the Company and its subsidiaries is the US dollar (“USD”).

	(d)	Significant management judgment and estimation uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

2.	BASIS OF PREPARATION Continued

	(d)	Significant management judgment and estimation uncertainty (Continued)

Significant management judgments

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

		(i)	Recognition of deferred tax assets

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company’s future taxable income against which the deferred tax assets can be utilized. In addition, significant judgment is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

		(ii)	Functional currency

The functional currency for the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of its subsidiaries is the USD. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

		(i)	Impairment of long-lived assets

Long-lived assets consist of intangible assets, property, plant and equipment, and deferred product costs. In assessing impairment, management estimates the recoverable amount of each asset or cash-generating unit based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate. To date, the Company has not recognized any impairment losses of long-lived assets.

		(ii)	Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

2.	BASIS OF PREPARATION Continued

	(d)	Significant management judgment and estimation uncertainty (Continued)

Estimation uncertainty (Continued)

(iii) Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and impact gross margins.

(iv) Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. For equity settled awards, the fair value is charged to the consolidated statement of operations and comprehensive income and credited to the reserves, over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected price, expected volatility and expected life of the options. Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

(v) Allowance account for credit losses

The Company provides for bad debt by analyzing the historical default experience and current information available about customer’s credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company’s estimation.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

	(e)	Approval of the consolidated financial statements

The consolidated financial statements of Kelso Technologies Inc. for the year ended December 31, 2014 were approved and authorized for issue by the Board of Directors on March 23, 2015.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

2.	BASIS OF PREPARATION Continued

	(f)	Accounting standards effective during the year

The following new standards have been adopted for the fiscal year beginning January 1, 2014.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

Amends IAS 32 Financial Instruments: Presentation to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

the meaning of “currently has a legally enforceable right of set-off”
the application of simultaneous realization and settlement
the offsetting of collateral amounts
the unit of account for applying the offsetting requirements.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

Amends IAS 36 Impairment of Assets to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique.

The application of these standards has not had a material impact on the results and financial position of the Company.

	(g)	New accounting standards issued but not yet effective

IFRS 9 Financial Instruments

IFRS 9 was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss; in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The impact of IFRS 9 on the Company’s consolidated financial statements has not yet been determined.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

	(g)	New accounting standards issued but not yet effective (Continued)

IFRS 15 Revenue from Contracts with Customers

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers.

The five steps in the model are as follows:

Identify the contract with the customer
Identify the performance obligations in the contract
Determine the transaction price
Allocate the transaction price to the performance obligations in the contracts
Recognize revenue when (or as) the entity satisfies a performance obligation.

Guidance is provided on topics such as the point in which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue are also introduced. IFRS is applicable to annual periods beginning on or after January 1, 2017. The impact of IFRS 15 on the Company’s consolidated financial statements has not yet been determined.

3.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies.

	(a)	Cash equivalents

Cash equivalents include short-term liquid investments with maturities of 90 days or less, are readily convertible into known amounts of cash and which are subject to insignificant changes in value.

	(b)	Inventory

Inventory components include raw materials and supplies used to assemble valves and manway covers, as well as finished valves and manway covers. All inventories are recorded at the lower of cost on a weighted average basis and net realizeable value. The stated value of all inventories includes purchase and assembly costs of all raw materials and supplies, and attributable overhead and amortization. A regular review is undertaken to determine the extent of any provision for obsolescence.

	(c)	Intangible assets

The Company’s intangible assets include manway patents, eduction tube line (“ETS”) rights and product development costs with a finite useful life.

The patents are capitalized and amortized on a straight-line basis over their thirteen-year protective term. The rights are capitalized and amortized on a straight-line basis over their two-year useful life.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(c)	Intangible assets (Continued)

Product and technology development costs, which meet the criteria for deferral and are expected to provide future benefits with reasonable certainty are deferred and amortized over the estimated life of the products or technology. The Company commenced deferring development costs associated with the manway securement systems. The costs are amortized on a straight-line basis over a ten-year period based on the estimated useful life of the product.

	(d)	Amortization

Property, plant and equipment are stated at cost less accumulated amortization. Leasehold improvements are amortized on a straight-line basis over the lease term. Amortization is calculated over the estimated useful life of the property, plant and equipment on a declining-balance basis at the following annual rates:

Building	– 4%
Leasehold improvements	– 20%
Production equipment	– 20%
Vehicles	– 30%

(e)	Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon shipment of the pressure relief valves and/or manway securement systems. Provisions for sales discounts and returns from customers are made at the time of sale.

(f)	Impairment of non-current assets

The Company’s tangible and intangible assets are reviewed for an indication of impairment at each statement of financial position date. If indication of impairment exists, the asset’s recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash- generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflow from other assets or groups of assets.

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(g)	Income taxes

		(i)	Current and deferred income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of operations. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

		(ii)	Texas margin tax

Effective January 1, 2007, the state of Texas enacted an annual franchise tax known as the Texas margin tax, which is equal to 1% of the lesser of: (a) 70% of a taxable entity’s revenue; and (b) 100% of total revenue less, at the election of the taxpayer: (i) cost of goods sold; or (ii) compensation. A provision for the margin tax owing has been recorded in the consolidated statements of operations and comprehensive income.

	(h)	Foreign currency translation

The accounts of foreign balances and transactions are translated into USD as follows:

		(i)	Monetary assets and liabilities, at the rate of exchange in effect at the consolidated statement of financial position date;

		(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

		(iii)	Revenue and expense items (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange prevailing at the transaction date.

Gains and losses arising from translation of foreign currency are included in the determination of net income (loss).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(i)	Earnings per share

The Company presents basic earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti- dilutive.

	(j)	Share-based expense

The Company grants share options to acquire common shares of the Company to directors, officers, employees and consultants. The fair value of share-based expense to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded vesting method. Fair value of share-based payments for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based expense is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

For both employees and non-employees, the fair value of share-based expense is recognized on the statements of operations and comprehensive income (loss), with a corresponding increase in reserves. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based expense in reserves is transferred to capital stock.

	(k)	Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based payment included in the share-based payments reserve is transferred to capital stock on exercise of options. Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock, and any related amount recorded in warrants reserve is transferred to capital stock.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(l)	Financial instruments

		(i)	Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss

This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried at fair value with changes in fair value recognized through profit or loss. Cash and cash equivalents are included in this category of financial assets.

Loans and receivables

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Accounts receivable are included in this category of financial assets.

		(ii)	Financial liabilities

The Company classifies its financial liabilities in the following category:

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method. Other financial liabilities are classified as current or non-current based on their maturity date. Accounts payable is included in this category of financial liability.

Other financial liabilities are classified as current or non-current based on their maturity date.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

4.	CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders’ equity.

The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year. There are no externally imposed restrictions on the Company’s capital.

5.	FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash is classified as a financial asset at FVTPL, accounts receivable is classified as loans and receivables, and accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

Credit risk;
Liquidity risk; and
Market risk.

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash and cash equivalents are placed with major Canadian and US financial institutions and the Company’s concentration of credit risk for cash and cash equivalents and maximum exposure thereto is $9,895,463 (2013 - $4,462,531).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto is $2,850,180 (2013 - $1,259,340). The Company’s concentration of credit risk for accounts receivable with respect to Customer A is $987,819 (2013 - $342,650), while Customer B is $305,730 (2013 - $638,777) (note 15). The Company has no balances past due or impaired.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

5.	FINANCIAL INSTRUMENTS (Continued)

	(b)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At December 31, 2014, the Company has $9,895,463 (2013 - $4,462,531) of cash and cash equivalents to settle current liabilities of $4,097,256 (2013 - $486,147) with the following due dates: trade accounts payable of $2,412,302 (2013 - $201,300); management bonus payable of $694,767 (2013 - $269,434); taxes payable of $975,000 (2013 - $Nil) and; due to related party balance of $15,187 (2013 - $15,413). All payables are due within a year.

	(c)	Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash and cash equivalents consist of cash held in bank accounts and short-term liquid investments that earn interest at variable rates. Due to the short-term nature of these financial instruments, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii) Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars (“CAD”). The Company does not manage currency risk through hedging or other currency management tools.

As at December 31, 2014 and 2013, the Company’s had the following assets denominated in CAD (amounts presented in USD):

	December 31,	December 31,
	2014	2013

Cash	$5,750,011	$3,306,557
Accounts payable	53,744	50,000

	$5,696,267	$3,256,557

Based on the above, assuming all other variables remain constant, a 10% weakening or strengthening of the USD against the CAD would result in approximately $570,000 (2013 - $330,000) foreign exchange loss or gain in the consolidated statements of operations and comprehensive income (loss).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

5.	FINANCIAL INSTRUMENTS (Continued)

(c) Market risk (Continued)

(iii) Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

6.	INVENTORY

	December 31,	December 31,
	2014	2013
Finished goods	$1,073,024	$1,211,968
Raw materials and supplies	3,088,482	927,782
	$4,161,506	$2,139,750

Included in cost of goods sold is $10,404,064 (2013 - $6,658,316) of direct material costs recognized as expense.

7.	PROPERTY, PLANT AND EQUIPMENT

			Leasehold	Production
	Land	Building	improvements	equipment	Vehicles	Total
Cost
Balance,
December 31, 2012	$12,558	$163,092	$32,610	$163,531	$27,674	$399,465
Additions	-	47,569	9,187	39,985	507	97,248
Write-off	-	-	-	(98,375)	-	(98,375)
Balance,
December 31, 2013	12,558	210,661	41,797	105,141	28,181	398,338
Additions	-	2,727,305	1,918	474,352	-	3,203,575
Balance,
December 31, 2014	$12,558	$2,937,966	$43,715	$579,493	$28,181	$3,601,913
Accumulated
Amortization
Balance,
December 31, 2012	$-	$9,891	$9,525	$43,570	$6,504	$69,490
Amortization	-	6,128	4,617	24,198	6,351	41,294
Write-off	-	-	-	(41,695)	-	(41,695)
Balance,
December 31, 2013	-	16,019	14,142	26,073	12,855	69,089
Amortization	-	62,331	5,723	63,248	4,600	135,902
Balance,
December 31, 2014	$-	$78,350	$19,865	$89,321	$17,455	$204,991
Carrying Value
December 31, 2013	$12,558	$194,642	$27,655	$79,068	$15,326	$329,249
December 31, 2014	$12,558	$2,859,616	$23,850	$490,172	$10,726	$3,396,922

Included in cost of goods sold is $125,884 (2013 - $36,206) of amortization related to property, plant and equipment.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

8.	INTANGIBLE ASSETS

			Product
			Development
	Patent	Rights	costs	Total

Cost
Balance, December 31, 2012	$40,840	$65,000	$117,932	$223,772
Additions	-	-	-	-
Balance, December 31, 2013	40,840	65,000	117,932	223,772
Additions	-	-	180,552	180,552
Balance, December 31, 2014	$40,840	$65,000	$298,484	$404,324

Accumulated Amortization
Balance, December 31, 2012	$12,376	$-	$-	$12,376
Amortization	3,025	32,500	-	35,525
Balance, December 31, 2013	15,401	32,500	-	47,901
Amortization	3,024	32,500	-	35,524
Balance, December 31, 2014	$18,425	$65,000	$-	$83,425

Carrying Value
December 31, 2013	$25,439	$32,500	$117,932	$175,871
December 31, 2014	$22,415	$-	$298,484	$320,899

Included in cost of goods sold is $32,500 (2013 - $32,500) of amortization related to rights.

The Company is obligated to pay a 5% royalty from sales of their manway securement systems. During the year ended December 31, 2014, there were revenues from sales of the manway securement systems totaling $151,028 (2013 - $Nil). The Company also holds a number of other patents, which have been fully amortized as at December 31, 2014.

On November 28, 2012, the Company signed an agreement to acquire all proprietary manufacturing rights to an ETS for $65,000. The vendor entered into a consulting agreement with the Company for a period of twenty-four months for a fee of $6,500 per month. The Company is obligated to pay a 7% royalty from sales on all ETS sold over the duration of the consulting contract. During the year ended December 31, 2014, there were revenues of $46,098 (2013 - $64,975) from the sales of the ETS.

9.	CAPITAL STOCK

Authorized:

Unlimited Class A non-cumulative, preferred shares without par value, of which 5,000,000 are designated Class A, convertible, voting, preferred shares

Unlimited common shares without par value

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

9.	CAPITAL STOCK (Continued)

Issued:

	(a)	Common shares

During the year ended December 31, 2014, the Company issued:

(i)

795,000 shares pursuant to the exercise of 795,000 share purchase options for proceeds of $471,336, of which $12,816 was received during the year ended December 31, 2013. Fair value previously recognized on options exercised of $243,504 was reclassified from reserves to capital stock.

(ii) 1,431,426 shares pursuant to the exercise of share purchase warrants for proceeds of $3,340,433, of which $4,000 was received during the year ended December 31, 2013.

During the year ended December 31, 2013, the Company issued:

(i)

2,424,814 shares pursuant to the exercise of share purchase warrants for proceeds of $1,746,846, of which $353,846 relating to the exercise of 999,000 warrants was raised during the year ended December 31, 2012.

(ii)

604,929 shares pursuant to the exercise of 604,929 share purchase options for proceeds of $150,593. Fair value previously recognized on options exercised of $115,234 was reclassified from reserves to capital stock.

(iii) In addition, the Company received share subscriptions for the exercise of an additional 5,000 warrants and 19,717 options for gross proceeds of $16,816.

	(b)	Stock options

The Company has a stock option plan (the “Plan”) available to employees, directors, officers and consultants with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the Company is authorized to issue options to purchase an aggregate of up to 10% of the Company's issued and outstanding common shares. Each option can be exercised to acquire one common share of the Company. The exercise price for an option granted under the Plan may not be less than the market price at the date of grant less a specified discount dependent on the market price.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

9.	CAPITAL STOCK (Continued)

	(b)	Stock options (Continued)

Options to purchase common shares have been granted to directors, employees and consultants as follows:

Exercise		Year Ended				Year Ended
Price	Expiry	December 31,				December 31,
(CAD)	Date	2013	Granted	Exercised	Expired	2014

$ 0.55	February 9, 2014	150,000	-	150,000	-	-
$ 0.65	November 25, 2014	150,000	-	150,000	-	-
$ 0.24	June 2, 2015	530,000	-	-	-	530,000
$ 0.24	October 4, 2015	300,000	-	200,000	-	100,000
$ 0.58	July 22, 2016	400,000	-	35,000	-	365,000
$ 0.58	August 25, 2016	100,000	-	-	-	100,000
$ 1.45 (USD)	March 31, 2017	870,000	-	100,000	-	770,000
$ 0.65 (USD)	October 30, 2017	310,000	-	160,000	-	150,000
$ 6.25 (USD)	July 7, 2019	-	100,000	-	-	100,000
$ 0.70	October 7, 2019	28,571	-	-	-	28,571
$ 6.85	November 14, 2019	-	100,000	-	-	100,000

Total outstanding		2,838,571	200,000	795,000	-	2,243,571

Total exercisable		2,838,571	-	-	-	2,243,571

Exercise		Year Ended				Year Ended
Price	Expiry	December 31,				December 31,
(CAD)	Date	2012	Granted	Exercised	Expired	2013

$ 0.70	May 26, 2013	10,929	-		10,929	-
$ 0.24	December 7, 2013	250,000	-	250,000	-	-
$ 0.55	February 9, 2014	150,000	-		-	150,000
$ 0.65	November 25, 2014	150,000	-		-	150,000
$ 0.24	June 2, 2015	600,000	-	70,000	-	530,000
$ 0.24	October 4, 2015	554,000	-	254,000	-	300,000
$ 0.58	July 22, 2016	420,000	-	20,000	-	400,000
$ 0.58	August 25, 2016	100,000	-	-	-	100,000
$ 1.45 (USD)	March 31, 2017	-	870,000	-	-	870,000
$ 0.65 (USD)	October 30, 2017	310,000	-	-	-	310,000
$ 0.70	October 7, 2019	28,571	-	-	-	28,571

Total outstanding		2,573,500	870,000	594,000	10,929	2,838,571

Total exercisable		2,573,500	-	-	-	2,838,571

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

9.	CAPITAL STOCK (Continued)

	(b)	Stock options (Continued)

A summary of the Company’s stock options as at December 31, 2014, December 31, 2013, December 31, 2012 and August 31, 2012 and changes for the periods then ended are as follows:

		Weighted
		Average Exercise
	Number	Price (CAD)
Outstanding, August 31, 2012	2,321,713	$0.38
Granted	310,000	$0.65
Expired	(58,213)	$0.70
Outstanding, December 31, 2012	2,573,500	$0.41
Granted	870,000	$1.45	(USD)
Exercised	(604,929)	$0.26
Outstanding, December 31, 2013	2,838,571	$0.78
Granted	100,000	$6.25	(USD)
Granted	100,000	$6.85
Exercised	(795,000)	$0.69
Outstanding, December 31, 2014	2,243,571	$1.49

The weighted average contractual life for the remaining options at December 31, 2014 is 1.9 (December 31, 2013 - 2.43; December 31, 2012 - 2.8; August 31, 2012 - 2.8) years.

Share-based expense

Share-based expense of $417,401 (year ended - December 31, 2013 - $743,756, four months ended December 31, 2012 - $167,656, year ended August 31, 2012 - $71,132) was recognized in the year ended December 31, 2014 and 2013 for stock options granted. Stock options granted vested immediately on grant date.

The fair value of stock options is determined using the Black-Scholes option pricing model with assumptions as follows:

			Four months
	Year ended	Year ended	ended	Year ended
	December 31,	December 31,	December 31,	August 31,
	2014	2013	2012	2012

Risk-free interest rate (average)	1.09%	1.62%	1.09%	1.09%
Estimated volatility (average)	154%	88%	154%	115%
Expected life in years	5	3.65	5	2.35
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Estimated forfeitures	0.00%	0.00%	0.00%	0.00%
Grant date fair value per option	$2.08	$0.85	$0.54	$0.39

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

9.	CAPITAL STOCK (Continued)

	(b)	Stock options (Continued)

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

	(c)	Share purchase warrants

As at December 31, 2014 and 2013, the Company has share purchase warrants outstanding entitling the holders to acquire common shares as follows:

Exercise		Outstanding				Outstanding
Price	Expiry	December 31,				December 31,
(CAD)	Date	2013	Issued	Exercised	Expired	2014

(USD) $ 0.80	September 18, 2014	876,665	-	876,665	-	-
$ 5.25	October 31, 2014	754,050	-	554,761	199,289	-

		1,630,715	-	1,431,426	199,289	-

Exercise		Outstanding				Outstanding
Price	Expiry	December 31,				December 31,
(CAD)	Date	2012	Issued	Exercised	Expired	2013

$ 5.25	October 31, 2014	1,059,029	-	304,979	-	754,050
(USD)$ 0.80	September 18,2014	997,500	-	120,835	-	876,665
$ 0.70	July 25, 2013	1,000,000	-	1,000,000	-	-

		3,056,529	-	1,425,814	-	1,630,715

10.	RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, being the Chief Executive Officer and Chief Financial Officer, who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

			Four months
	Year ended	Year ended	ended	Year ended
	December 31,	December 31,	December 31,	August 31,
	2014	2013	2012	2012

Management compensation	$548,996	$539,958	$146,727	$392,490
Management bonus*	$694,767	$269,434	$-	$-
Share-based expense**	$-	$340,000	$-	$17,071

*	The Company has management bonus agreements whereby 10% of the annual income before taxes and share-based expense is equally distributed to management.
**	Share-based expense consists of the key management portion of the fair value of options granted calculated using the Black-Scholes option pricing model and does not include any cash compensation.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

10.	RELATED PARTY TRANSACTIONS (Continued)

As at December 31, 2014, amounts due to a related party, which is unsecured and has no interest or specified terms of payments, is $709,954 (2013 - $284,847) consisting of $694,767 (2013 - $269,434) for management bonus payable and $15,187 (2013 - $15,413) for reimbursement of expenses to a director of the Company.

11.	COMMITMENTS

The Company is committed to making the following payments for base rent on its office in Downers Grove, Illinois:

2015	$26,640
2016	27,390
2017	28,140
2018 and thereafter	28,890

$111,060

The rent expense in the consolidated statements of operation and comprehensive income (loss) for the year ended December 31, 2014 amounted to $128,807 (December 31, 2013 - $194,986).

12.	INCOME TAXES

The Company has approximately $14,000 in non-capital losses in the US that may be applied against future taxable income (expiring in 2025 or later).

The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2014 and 2013 are as follows:

	December 31,	December 31,
	2014	2013

Deferred income tax assets
Non-capital losses carried forward
Canada	$-	$830,235
Excess of undepreciated capital cost over carrying value of property, plant and equipment	-	2,979
Share issue costs	-	38,485
Total deferred income tax assets		871,699

Deferred income tax liabilities
Deferred product costs	-	(30,662)
Cumulative eligible capital	-	(8,866)
Total deferred income tax liabilities	-	(39,528)

Net deferred income tax assets	$-	$832,171

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 26.00% (2013 - 25.75%) to income (loss) before income taxes.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

12.	INCOME TAXES (Continued)

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

			Four months
	Year ended	Year ended	ended	Year ended
	December 31,	December 31,	December 31,	August 31,
	2014	2013	2012	2012

Income before income taxes	$5,875,097	$1,624,465	$10,988	$(1,276,827)
Statutory income tax rate	26.00%	25.75%	25.00%	26.50%

Income tax (benefit) liability computed at statutory tax rate	1,527,525	418,300	2,747	(338,359)
Items not deductible for income tax purposes	73,264	191,517	41,914	18,850
Change in timing differences	77,135	(82,645)	(17,980)	22,455
Impact on foreign exchange on tax assets and liabilities	64,909	116,104	17,471	8,476
Effect of change in tax rate	-	(47,315)	-	17,615
Unused tax losses and tax offsets not recognized	-	(1,428,132)	(44,152)	270,963
Income tax expense	1,742,833	(832,171)	-	-
Texas margin tax	106,483	-	-	-

Income tax expense	$1,849,319	$(832,171)	$-	$-

Effective April 1, 2013, the British Columbia corporate tax rate increased from 10.00% to 11.00%, while the federal rate remained unchanged at 15.00% . The overall increase in tax rates has resulted in an increase in the Company's statutory tax rate from 25.00% to 25.75% .

13.	SUPPLEMENTAL CASH FLOW INFORMATION

			Four months
	Year ended	Year ended	ended	Year ended
	December 31,	December 31,	December 31,	August 31,
	2014	2013	2012	2012

Non-cash financing activities	$-	$-	$-	$-
Amortization allocated to cost of goods sold	$158,384	$68,706	$14,507	$-
Amortization allocated to inventory	$10,018	$5,088	$-	$2,792
Interest paid	$-	$-	$-	$-
Income taxes paid	$-	$-	$-	$-

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

13.	SUPPLEMENTAL CASH FLOW INFORMATION (Continued)

			Four months
	Year ended	Year ended	ended	Year ended
	December 31,	December 31,	December 31,	August 31,
	2014	2013	2012	2012

Cash and Cash Equivalents is comprised of:
Cash	$6,025,463	$1,641,931	$1,421,053	$2,582
Guaranteed investment certificates	3,870,000	2,820,600	-	-

	$9,895,463	$4,462,531	$1,421,053	$2,582

14.	EARNINGS PER SHARE

The calculation of basic and diluted earnings per share for the relevant periods is based on the following:

			Four months
	Year ended	Year ended	ended	Year ended
	December 31,	December 31,	December 31,	August 31,
	2014	2013	2012	2012

Net income and comprehensive income for the year	$4,025,781	$2,456,636	$10,988	$(1,276,827)

Basic weighted average number of common shares outstanding	44,094,866	41,712,969	38,562,337	34,379,896
Effect of dilutive securities:
Options	1,770,013	2,170,120	-	-
Warrants	-	758,558	-	-
Diluted weighted average number of common shares outstanding	45,864,879	44,641,647	38,562,337	34,379,896

Basic earnings per share	$0.09	$0.06	$0.00	$(0.04)
Diluted earnings per share	$0.09	$0.06	$0.00	$(0.04)

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

15.	SIGNFICANT CUSTOMERS

The following table represents sales to individual customers exceeding 10% of the Company’s annual revenues:

	Year ended	Year ended
	December 31,	December 31,
	2014	2013

Customer A	$14,997,197	$8,782,478
Customer B	$3,180,348	$3,409,289

Both Customers A and B are major US corporations, who have displayed a pattern of consistent timely payment of accounts owing.

16.	EMPLOYEE BENEFITS

Total employee benefit expenses, including salary and wages, management compensation, share-based expense and benefits for the year ended December 31, 2014 amounted to $3,608,356 (2013 - $2,908,972).

17.	SEGMENTED INFORMATION

The Company operates primarily in one business segment, the design, production and distribution of various proprietary pressure relief valves, with operations located in the United States.